SI 21004677 N

SEC
Mail Processing
Section

AUG 3 1 2021

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Drive Suite #100
(No. and Street)

Fairview Park	Ohio	44126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russel B. Walcher 440-734-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Russel B. Walcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

NOTARY PUBLIC – STATE OF OHIO

JULIE GREER
Notary Public, State of Ohio
My Comm. Expires 09/11/2024
Recorded in Cuyahoga County

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA Securities, Inc.
Financial Statements
For the Year Ended June 30, 2021

SKA Securities, Inc.

June 30, 2021

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SKA Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SKA Securities, Inc. (the "Company") as of June 30, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

We have served as the Company's auditor since 2020.

Abington, Pennsylvania
August 26, 2021

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2021

Assets

Cash in checking and savings accounts	$	40,203
Commissions and fees receivable		10,112
Prepaid taxes		526
Prepaid expenses		922
Fixtures and Equipment, net of accumulated depreciation of $648		-
Total Assets	$	51,763

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		1,544
Income tax payable		63
Deferred tax liability		2,145
Total Liabilities		3,752
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 100 shares issued and 99 shares outstanding		500
Additional paid-in capital		16,500
Treasury Stock, 1 share at cost		(250)
Retained earnings		31,261
Total Stockholders' Equity		48,011
Total Liabilities and Stockholders' Equity	$	51,763

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Income
For the Year Ended June 30, 2021

Revenues			
Commission income		$ 66,120	
Pension plan administration		9,475	
College savings plans		3,688	
Interest Income		22	
	Total Revenues		$ 79,305
Cost of sales-commissions			4,324
	Gross Profit		74,981
Expenses			
Salaries and wages		24,000	
Operating Supplies		216	
Rent		9,600	
Retirement plan contributions		840	
Payroll taxes		1,770	
Licenses and permits		1,030	
Audit fees		8,028	
Dues and subscriptions		2,715	
Telephone		616	
Regulatory fees		2,180	
Continuing education		75	
Insurance and workers compensation		(466)	
Outside services		18,721	
	Total Expenses		69,325
Net Income Before Taxes			5,656
Provision for income taxes, current			(247)
Provision for income taxes, deferred			(1,028)
	Net Income		$ 4,381

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended June 30, 2021

Cash Flows From Operating Activities		
Net Income	$	4,381
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid taxes		184
Increase in prepaid expenses		(1)
Increase in commission and fees receivables		(4,390)
Increase in income tax payable		63
Increase in deferred tax liability		1,028
Decrease in accrued expenses		(9,963)
Total adjustments		(13,079)
Net Cash Used in Operating Activities		(8,698)
Net Decrease in Cash		(8,698)
Cash at Beginning of Year		48,901
Cash at End of Year	$	40,203

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income Taxes		-

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balances at June 30, 2020	$ 500	$ 16,500	$ 26,880	$ (250)	$ 43,630
Net income	-	-	4,381	-	4,381
Dividends paid			-		-
Treasury Stock Purchased	-	-	-		-
Balances at June 30, 2021	$ 500	$ 16,500	$ 31,261	$ (250)	$ 48,011

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The Company is located in Cleveland, Ohio with the majority of clients located in northeast Ohio. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Commissions - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive commissions paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. The Company computes depreciation on a straight line basis. Property and equipment is carried at historical cost. There was no depreciation expense incurred in the year ended June 30, 2021.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. For this fiscal year, taxable income exceeds net income recognized for financial statement purposes. Deferred income taxes have been recorded for differences between cash and accrual revenues and expenses which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4 – FIXED ASSETS

Fixed assets are included net of depreciation on the statement of financial condition and consist of the following:

Computer Equipment	$	648
Less accumulated depreciation		(648)
Total fixed assets, net	$	0

NOTE 5 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid prior to the end of the following month for the current month. Retirement plan contributions amounted to $840 for the year ended June 30, 2021.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space for $800 per month and shares administrative costs for $1,526 per month through May, 2021 and $1,575 going forward, with a corporation, Strang, Klubnik & Associates, Inc., that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction. Rent expense amounted to $9,600 and administrative costs/outside services amounted to $18,361 for the year ended June 30, 2021.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2021 the Company had a net capital of $44,451 which was $39,451 in excess of the required net capital. At June 30, 2021, the Company's ratio of Aggregate Indebtedness to Net Capital was .03 to 1.

NOTE 8 – REPORT DISCLOSURE

Part III of the SKA Securities, Inc. Focus Report (Form X-17A-5) dated June 30, 2021 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Cleveland, Ohio, and at the Chicago, Illinois regional office of the Commission.

NOTE 9 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 226	$ 936
Local	21	92
	$ 247	$ 1,028

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of income. The Company has a deferred tax liability of $2,145 at June 30, 2021. The deferred tax liability is primarily attributable to outstanding accounts receivable.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of June 30, 2021, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2018 through 2020 fiscal tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction and a local jurisdiction. As of June 30, 2021, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 26, 2021 which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2021

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I. Computation of Net Capital Pursuant to SEC Rule 15c3-1

Schedule II. Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to:
- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

Schedule III. Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to:
- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

SKA Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2021

Net Capital		
Total Stockholders' Equity		$ 48,011
Deductions		
Nonallowable Assets		
Commissions receivable	12	
Prepaid taxes	526	
Prepaid expenses	922	
Fees receivable	2,100	3,560
Net capital		44,451
Required net capital		5,000
Excess net capital		$ 39,451

Reconciliation between computation of Annual Audit Report and computation in Company's unaudited FOCUS Report

No material difference exists between the Company's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Computation of Aggregate Indebtedness:

Aggregate indebtedness	$ 1,544
Percentage of aggregate indebtedness to net capital	3.47

SKA Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2021

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:
- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

SKA Securities, Inc.
Schedule III
Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2021

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:

- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SKA Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report in which SKA Securities, Inc. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Mutual fund retailer on a direct application business; (2) Conduct a business in Section 529 municipal securities; and (3) Broker or dealer selling variable life insurance or annuities.
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to mutual fund retailing, conducting a business in Section 529 municipal securities, selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Abington, Pennsylvania
August 26, 2021

SKA Securities, Inc.
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2021

SKA Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers). The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer on a direct application business; (2) conduct a business in Section 529 municipal securities; and (3) broker or dealer selling variable life insurance or annuities.

The Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for customers, (2) carry accounts of or for customers and (3) did not carry PAB accounts throughout the year ended June 30, 2021.

Signed,

Russel B. Walcher
President